UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

5 November 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

———————————————————————————————————

(Translation of registrant’s name into English)

New Zealand

———————————————————————————————————

(Jurisdiction of incorporation or organization)

     Level 2, Telecom Place 167 Victoria Street West Auckland New Zealand

———————————————————————————————————

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom Market Release - Commerce Commission releases final decision on UBA price review

2.	Commerce Commission Media Release – Commerce Commission releases final decision on UBA price review

3.	Media Statement – Minister for Communications and Information Technology

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited
Date: 5 November 2013	By:	/s/ Silvana Roest
	Name:	Silvana Roest
	Title:	Company Secretary

MARKET RELEASE 5 November 2013

Commerce Commission releases final decision on UBA price review

The Commerce Commission has today released its final decision on the Unbundled Bitstream Access (UBA) price, one of the principal components of the wholesale price for broadband services over the Chorus copper network.

The Commission has set the UBA price at $10.92 per line per month, applying from 1 December 2014. This imputes to a total input cost for copper broadband of $34.44, compared with the current price of $44.98.

The Government has previously signalled it may legislate to set the copper broadband price, within a proposed range of $37.50 to $42.50.

Copies of the media release from the Commerce Commission, and a statement from Communications and IT Minister, Amy Adams, are attached.

- ENDS –

For media queries, please contact:

Richard Llewellyn

Head of Corporate Communications +64 (0) 27 523 2362

For investor relations queries, please contact:

Mark Laing

General Manager Capital Markets & Investor Relations +64 (0) 27 227 5890

Media Release Issued 5 November 2013 Release No. 36

Commerce Commission releases final decision on UBA price review

The Commerce Commission has today released its final decision on the additional costs of Chorus’ unbundled bitstream access (UBA) service. These are the costs of providing the UBA service over and above the unbundled copper local loop (UCLL) price component.

The additional UBA cost component will be $10.92 per line per month, applying—under current legislation—from 1 December 2014. The UCLL price component was reset on 3 December 2012 as $23.52 per line per month. Combined, this results in a total UBA price of $34.44 per line per month.

On 3 December 2012, the Commission released its draft decision on the UBA component as $8.93 per line per month, the average of the estimates at that time of prices in Denmark and Sweden. Following submissions and an industry conference, the Commission has corrected these benchmarks, removing one network element and allowing for the range of service speeds. The two benchmark prices are now $8.88 and $10.92 respectively.

“In choosing a price from the benchmark set the Act directs us to promote competition, taking into account incentives to invest in new services, such as UFB” said Telecommunications Commissioner, Stephen Gale. “We have sought to ensure that we don’t under-estimate the UBA price, which might hamper investment and disadvantage end-users over the long-term. These considerations, along with country comparability have led us to the decision to adopt the higher Swedish price.”

“Our view is that the result is a robust measure of the required forward-looking costs of the UBA service”, said Dr Gale. “This view is supported by an analysis of a larger benchmark set that results in the same price of $10.92. The larger benchmark set includes three additional countries (Belgium, Switzerland and Greece) that have somewhat different network configurations. Sweden is the second highest in the five-country set.”

As part of its decision, the Commission also determined the price for Enhanced UBA variants (which provide a guaranteed class of service), connection and installation charges.

If not satisfied with the benchmarked costs, industry parties can require that the Commission calculates the costs itself. The UCLL price is currently the subject of such a requirement.

The Commission’s full report is available at http://www.comcom.govt.nz/uba-benchmarkingreview/

Media contact:	Suzanne Stephenson, Communications & External Relations Manager
(Acting)
Phone (04) 924 3708, mobile 021 805 115

Commission media releases can be viewed at: www.comcom.govt.nz/the-commission/media-centre/media-releases/

Hon Amy Adams Minister for Communications and Information Technology

5 November 2013

Media Statement

Government receives Commerce Commission decision

Communications and Information Technology Minister Amy Adams has today received the Commerce Commission’s final Unbundled Bitstream Access price.

The Commerce Commission today announced a final Unbundled Bitstream Access (UBA) price of $10.92, an increase from the draft price of $8.93.

When added to the current UCLL price, this gives a combined wholesale copper price of $34.44. This compares to the current price of $44.98 and the entry level fibre price of $37.50 to $42.50.

“Now that the final UBA price is known, the Government will consider its options in detail before making any further decisions,” Ms Adams says.

Media contact: Nathan Beaumont 021 243 8412